UNITED STATES

SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 001-41986

NOTIFICATION OF LATE FILING	CUSIP NUMBER
G07041109

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2026

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: ____________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Australian Oilseeds Holdings Limited
Full Name of Registrant

Former Name if Applicable

126 – 142 Cowcumbla Street
Address of Principal Executive Office (Street and Number)

Cootamundra, Australia 2590
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject quarterly report on Form 10-K or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K could not be filed within the prescribed time period.

Australian Oilseeds Holdings Limited (the “Company”) is unable to file its Annual Report on Form 20-F for the fiscal year ended June 30, 2026 (the “Annual Report”) within the prescribed time period without unreasonable effort or expense. The Company requires additional time to finalize its consolidated financial statements, including the presentation of its former Australian oilseeds business as a discontinued operation, and the related disclosures to be included in the Annual Report. The Company anticipates that it will file the Annual Report on or before the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Gary Seaton	+ 02	6942 4347
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ NO ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ NO ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Australian Oilseeds Holdings Limited

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 3, 2026	By:	/s/ Gary Seaton
Title:	Co-Chief Executive Officer

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